OMB Approval

                                                                OMB 3235-0145


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      AMERICAN BODY ARMOR & EQUIPMENT, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   024635 203
                                 (CUSIP Number)

         Carol T. Burke, P. O. Box 1769, Fernandina Beach, FL 32035-1769
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 18, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

   SEC 1746 (9-82)

                                       13D
    CUSIP NO. 024635 203                                 Page 2 of 4 Pages



     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Jonathan M. Spiller


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION


                             7   SOLE VOTING POWER
          NUMBER OF
            SHARES           8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH            9   SOLE DISPOSITIVE POWER
          REPORTING
            PERSON          10   SHARED DISPOSITIVE POWER
             WITH


     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


    14   TYPE OF REPORTING PERSON*


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 1 to Schedule 13D relates to the Schedule 13D, dated January 26, 1996 (the "Schedule 13D") filed by Jonathan M. Spiller in connection with the shares of common stock, par value $.03 per share (the "Common Stock"), of American Body Armor & Equipment, Inc., a Florida corporation (the "Company"), that are deemed to be beneficially owned by Mr. Spiller. Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Schedule 13D.

        This Amendment No. 1 to Schedule 13D amends the Schedule 13D by adding to the disclosure contained in Items 6 and 7 of the Schedule 13D the following additional information.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             Pursuant to the terms of a letter agreement, dated January 18, 1996 (the "Letter Agreement"), Mr. Spiller has agreed that he will not, directly or indirectly, without the prior written consent of Buyer, offer to sell, sell, grant any options for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any shares of Common Stock of the Company or securities convertible into, exercisable or exchangeable for or evidencing any right to purchase or subscribe for any shares of Common Stock of the Company or dispose of any beneficial interest therein for a period of three years from January 18, 1996, except as provided in such Letter Agreement, a copy of which is attached hereto as Exhibit 1, and incorporated herein by reference as though fully set forth herein.

        Item 7.   Material to be filed as Exhibits

             1.   Letter Agreement, dated January 18, 1996 of Jonathan M.
   Spiller.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  February 6, 1996           /s/ Jonathan M. Spiller
                                      Jonathan M. Spiller